Exhibit 10.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

FABRIK, INC.,

FABRIK ACQUISITION CORP.

AND

SIMPLETECH, INC.

February 9, 2007

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ARTICLE IV	Representations and Warranties of Fabrik and Buyer	17
4.1	Organization of the Fabrik and Buyer	17
4.2	Authorization of Transaction	17
4.3	Noncontravention	17
4.4	Brokers’ Fees	18
4.5	Litigation	18
4.6	Disclosure	18

ARTICLE V	TRANSFERRED EMPLOYEES	18
5.1	Employment of Transferred Employees	18
5.2	Vacation Time	18
5.3	WARN	19
5.4	Employee Benefits	19

ARTICLE VI	Post-Closing Covenants	19
6.1	General	19
6.2	Litigation Support	20
6.3	Transition	20
6.4	Non-Assignable Assets	20
6.5	Non-Assumed Liabilities	21
6.6	Payments in the Ordinary Course	21
6.7	Covenant Not to Enforce	21
6.8	Confidentiality	21
6.9	Covenant Not to Assert	22
6.10	Books and Records	22
6.11	Additional Information	22
6.12	Additional Assurances	22
6.13	Remittances	23
6.14	Use of SimpleTech Marks	23
6.15	Bulk Sales Act	23
6.16	Non-Solicitation	23
6.17	Consigned Inventory	23

ARTICLE VII	Remedies for Breaches of This Agreement	24
7.1	Survival	24
7.2	Indemnification Provisions relating to Breaches of Representations, Warranties and Covenants	24
7.3	Limits on Indemnification	25
7.4	Procedure for Indemnification	25
7.5	Determination of Losses	27
7.6	Exclusive Remedy	27

ARTICLE VIII	Miscellaneous	27
8.1	Press Releases and Public Announcements	27
8.2	No Third-Party Beneficiaries	28
8.3	Entire Agreement; Succession and Assignment	28
8.4	Counterparts	28

ii

8.5	Headings	29
8.6	Notices	29
8.7	Governing Law	29
8.8	Dispute Resolution	29
8.9	Amendments and Waivers	30
8.10	Severability	30
8.11	Expenses	30
8.12	Construction	30
8.13	Disclosure Schedule	30
8.14	Incorporation of Exhibits and Schedules	31
8.15	Specific Performance	31
8.16	Submission to Jurisdiction	31
8.17	Tax Matters	31

EXHIBITS
Exhibit A-1	Estimated Statement of Transferred Balance Sheet Accounts
Exhibit A-2	Calculation of Estimated Closing Net Working Capital
Exhibit B	Bill of Sale and Assignment
Exhibit C	Assumption Agreement
Exhibit D	Transition Services Agreement

SCHEDULES
Schedule I	Definitions
Schedule II	Accounts Payable
Schedule III	Accrued Expenses
Schedule IV	Permitted Encumbrances
Schedule 2.1(a)	Inventory
Schedule 2.1(b)	Accounts Receivables
Schedule 2.1(c)	Assumed Contracts
Schedule 2.1(g)	Tangible Personal Property
Schedule 2.1(h)	Pre-paid Items
Schedule 2.2	Excluded Assets
Schedule 6.9	Covenant Not To Assert
Disclosure Schedules

Attached hereto

iii

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is entered into as of February 9, 2007, by and among Fabrik, Inc., a Delaware corporation (“Fabrik”), Fabrik Acquisition Corp., a Delaware corporation (“Buyer”), and SimpleTech, Inc., a California corporation (“Seller”).

RECITALS

WHEREAS, Seller, among its other lines of business, is engaged in the business of designing, final assembling, selling, marketing and distributing consumer-oriented products based on Flash memory, DRAM and external storage technologies known as the Consumer Division of Seller (such business as so conducted by Seller as of the Closing Date, collectively the “Division”);

WHEREAS, Seller desires to sell and Buyer desires to purchase, pursuant to this Agreement, the Accounts Receivable, the Inventory, the name “SimpleTech” (and other names of the Division’s products included in Inventory). Additionally, Buyer will be acquiring certain assets and contracts related to the Division as mutually agreed between the Parties and provided for herein. Otherwise, Seller is retaining all other assets; provided, however, subject to mutual agreement of the Parties, Buyer may acquire certain other assets as may be specifically provided for hereto;

WHEREAS, it is understood and agreed that, except for the Acquired Assets, all other assets of Seller shall remain Seller’s and Seller shall be, and at all times remain, responsible for all Liabilities, whether arising before, at the time of, or after the Closing; except however, that Buyer, not Seller, shall be responsible for the Assumed Liabilities; and

WHEREAS, the Parties hereto agree that time is of the essence in this Transaction, and that each Party shall use good faith efforts in connection with effecting the transactions contemplated hereby upon the terms and conditions set forth in this Agreement.

AGREEMENT

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

ARTICLE I

DEFINITIONS

The definitions set forth in Schedule I attached hereto are incorporated herein and applicable to this Agreement.

ARTICLE II

BASIC TRANSACTION

2.1 Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, Buyer hereby purchases from Seller, and Seller hereby sells, transfers, conveys, and delivers to Buyer, all right, title, and interest in and to the following assets, properties and rights, free and clear of all Encumbrances other than Permitted Encumbrances:

(a) the Inventory as listed on Schedule 2.1(a);

(b) Accounts Receivable as listed on Schedule 2.1(b);

(c) except as provided in Section 6.4 herein, all Contracts as listed on Schedule 2.1(c) (the “Assumed Contracts”);

(d) all Intellectual Property set forth on Sections 3.11(a)(i)-(iii) of the Disclosure Schedule;

(e) all goodwill to the extent related to, or otherwise arising out of the operation of the Division and/or the Acquired Assets, together with the right to represent to third parties that Buyer is the successor to or acquirer of the Division;

(f) all Ancillary Records;

(g) the tangible personal property, if any, listed on Schedule 2.1(g); and

(h) the pre-paid items listed on Schedule 2.1(h).

The assets, properties and rights to be sold, transferred, conveyed, assigned and delivered to Buyer pursuant to this Section 2.1 are sometimes hereinafter collectively referred to as the “Acquired Assets.”

2.2 Excluded Assets. It is understood and agreed that the Acquired Assets do not include any assets of Seller other than the Acquired Assets or as mutually agreed herein and all such other assets shall be excluded from this Agreement, including without limitation, the assets set forth on Schedule 2.2 (collectively, the “Excluded Assets”).

2.3 Assumption of Liabilities. On the terms and subject to the conditions of this Agreement, Buyer shall assume and become responsible solely for the Assumed Liabilities from and after the Closing. Buyer does not assume, agree to perform or discharge, agree to indemnify Seller against, or otherwise have any responsibility or obligation for or with respect to any Liabilities of Seller, except for the Assumed Liabilities (collectively, the “Excluded Liabilities”).

2.4 Purchase Price. In consideration for the sale of the Acquired Assets by Seller to Buyer, on the Closing Date, Buyer hereby (a) assumes the Assumed Liabilities and (b) delivers or shall cause to be delivered to Seller an amount equal to Forty Three Million Forty Three

Thousand Eighty Three and 30/100 Dollars ($43,043,083.30) (the “Purchase Price”), payable by wire transfer of immediately available funds to an account designated by Seller. The foregoing Purchase Price shall be calculated in accordance with 2.5(a) and subject to adjustment as set forth in Section 2.5(b) below.

2.5 Purchase Price Calculation and Adjustment.

(a) Purchase Price. The Purchase Price payable as set forth above will be calculated as follows:

1. The Purchase Price shall be equal to the Net Working Capital calculated based on the Estimated Statement of Transferred Balance Sheet Accounts plus Ten Million Dollars ($10,000,000), as adjusted pursuant to Section 2.5(b).

2. Net Working Capital. Attached to this Agreement are (A) a statement setting forth the estimated balance sheet accounts of the Division as of 11:59 pm, Pacific Standard Time, on the day immediately prior to the Closing Date comprising the Net Working Capital to be acquired by Buyer hereby (the “Estimated Statement of Transferred Balance Sheet Accounts”) including schedules supporting each of the transferred balance sheet accounts (including details of estimated reserves, adjustments, and material sub-accounts) as Exhibit A-1 and (B) a statement which sets forth the calculation of the Net Working Capital based on the Estimated Statement of Transferred Balance Sheet Accounts (such calculation, the “Estimated Closing Net Working Capital”) as Exhibit A-2.

(b) Purchase Price Adjustment.

(i) Within thirty (30) days after the Closing Date, Seller shall, with the cooperation of Buyer, prepare and deliver to Buyer (A) an updated statement setting forth the estimated balance sheet accounts of the Division as of 11:59 pm, Pacific Standard Time, on the day immediately prior to the Closing Date (the “Updated Statement of Transferred Balance Sheet Accounts”) together with an updated calculation of the Net Working Capital based on the Updated Statement of Transferred Balance Sheet Accounts (the “Updated Closing Net Working Capital”), and (B) a summary of the changes between the Estimated Statement of Transferred Balance Sheet Accounts and the Updated Statement of Transferred Balance Sheet Accounts (including details of the changes in the reserves and the reasons for the adjustments); provided that notwithstanding anything herein to the contrary, only changes to the Accrued Expenses, reserves on the Accounts Receivable, reserves on the Inventory, and overhead capitalization may be made pursuant to the purchase price adjustment provisions of this Section 2.5(b).

(ii) Buyer may notify Seller in writing on or before the tenth (10th) business day following receipt of the Updated Statement of Transferred Balance Sheet Accounts and Updated Closing Net Working Capital or such longer period which terminates in no event later than five (5) business days after receipt of the information requested by Buyer pursuant to Section 2.5(v) below (the “Adjustment Period”) that Buyer (A) agrees with the Updated Statement of Transferred Balance Sheet Accounts and Updated Closing Net Working Capital (an “Approval Notice”) or (B) disagrees with the Updated Statement of Transferred

Balance Sheet Accounts and Updated Closing Net Working Capital, identifying the items with which Buyer does not concur and the amount involved and an explanation of why Buyer does not concur (a “Dispute Notice”).

(iii) Upon receipt by Seller of a Dispute Notice, Seller and Buyer shall use good faith efforts during the thirty (30) day period following the date of receipt of a Dispute Notice (the “Resolution Period”) to resolve any differences they may have as to the calculations of the Updated Statement of Transferred Balance Sheet Accounts and Updated Closing Net Working Capital,. If Seller and Buyer cannot reach written agreement during the Resolution Period, within ten (10) business days thereafter, their disagreements (which shall be limited to only those amounts which are still in dispute at the end of such Resolution Period (the “Remaining Disputed Amount”)), may be submitted by any Party to Deloitte & Touche LLP (the “Neutral Auditor”), which firm shall conduct such additional review as is necessary to resolve the specific disagreements referred to it and shall consider the information provided by each Party. Based upon such review, the Neutral Auditor shall determine the Final Statement of Transferred Balance Sheet Accounts (as defined below) and Final Closing Net Working Capital (as defined below) (the “Neutral Auditor Determination”); provided, that in making such determination, the Neutral Auditor may only consider those items and amounts which Seller and Buyer have disputed within the time periods and on the terms specified above and must resolve the matter in accordance with the terms and conditions of this Agreement. Such determination shall be completed as promptly as practicable but in no event later than thirty (30) days following the submission of the dispute to the Neutral Auditor and shall be confirmed by the Neutral Auditor in writing to, and shall be final and binding on, Seller and Buyer for purposes of this Section 2.5(b). The fees and expenses of the Neutral Auditor shall be borne by Seller and Buyer in inverse proportion as they may prevail in the Neutral Auditor Determination relative to the dollar amount of the Remaining Disputed Amount, which proportionate allocations shall also be determined by the Neutral Auditor at the time the Neutral Auditor Determination is rendered on the merits of the matters submitted. If mutually agreed, in lieu of using Deloitte & Touche, LLP, the Parties may mutually agree to use a mediator or arbitrator (which person shall also be mutually agreed), to serve as the Neutral Auditor.

(iv) The statement of transferred balance sheet accounts and the calculation of the closing net working capital thereunder shall be final, binding and conclusive on the Parties (the “Final Statement of Transferred Balance Sheet Accounts” and “Final Closing Net Working Capital,” respectively) upon (as applicable, the “Resolution Date”): (A) the Buyer’s delivery of the Approval Notice with respect to the Updated Statement of Transferred Balance Sheet Accounts and the calculation of the Updated Closing Net Working Capital; (B) the failure of Buyer to deliver a Dispute Notice on or before the tenth (10th) business day following receipt of the documents described in Section 2.5(b)(ii) above with respect to the Updated Statement of Transferred Balance Sheet Accounts and the calculation of the Updated Closing Net Working Capital; or (C) the resolution of all disputes with respect to such Updated Statement of Transferred Balance Sheet Accounts and the calculation of the Updated Closing Net Working Capital pursuant to Section 2.5(b)(iii) above. Upon the Resolution Date, in the event there is a difference between the Estimated Closing Net Working Capital and the Final Closing Net Working Capital, the Purchase Price shall be adjusted as follows:

(A) If the Final Closing Net Working Capital exceeds the Estimated Closing Net Working Capital, then the Purchase Price shall be increased by such dollar amount of difference, which amount shall be paid by Buyer to Seller in accordance with the provisions of Section 2.5(b)(v).

(B) If the Final Closing Net Working Capital is less than the Estimated Closing Net Working Capital, then the Purchase Price shall be decreased by such dollar amount of difference, which amount shall be paid by Seller to Buyer in accordance with the provisions of Section 2.5(b)(v).

Any adjustment to the Purchase Price pursuant to this Section 2.5(b) shall be made within five (5) business days after the Resolution Date by wire transfer of immediately available funds to an account or accounts designated by the recipient prior to the applicable payment date and shall not be a basis for an indemnification claim under this Agreement.

(v) Buyer and Seller agree to promptly provide each other all information reasonably requested in writing in connection with the matters contemplated by this Section 2.5(b).

(c) Balance Sheet and Working Capital Calculation Principles. For purposes of preparing the Statement of Transferred Balance Sheet Accounts, the following principles shall be applied: (i) each such statement shall be computed in accordance with GAAP applied on a consistent basis with Seller’s prior practices and as described on Section 3.6(b) of the Disclosure Schedule and (ii) all accruals, reserves, provisions and adjustments customarily made in year-end financial statements prepared in accordance with GAAP shall be made in each such statement.

(d) Determinations by Parties. Each Party agrees that all determinations and judgments made by it in connection with the matters addressed in this Section shall be made in good faith and in a commercially reasonable manner.

2.6 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall occur simultaneously with the execution and delivery of this Agreement. The date on which the Closing occurs shall be referred to as the “Closing Date”.

2.7 Deliveries at the Closing. At the Closing, (i) Seller will deliver to Buyer the various certificates, instruments, and documents referred to below; (ii) Buyer will deliver to Seller the various certificates, instruments, and documents referred to below; (iii) Seller will execute and deliver to Buyer such other instruments of sale, transfer, conveyance, and assignment as Buyer and its counsel reasonably may request; and (iv) both Buyer and Seller will execute and deliver the Bill of Sale and Assignment attached hereto as Exhibit B, the Assumption Agreement attached hereto as Exhibit C, and the Transition Services Agreement. In addition, Seller shall have delivered to Buyer the following:

(a) title to the Acquired Assets free and clear of all Encumbrances other than Permitted Encumbrances;

(b) subject to the terms of the Transition Services Agreement, such reasonable information, as Buyer may require to obtain immediate and full possession and control of the

Acquired Assets, and shall also make available to Buyer at their then existing locations the originals of all documents and instruments in Seller’s possession or control that are required to be transferred to Buyer by this Agreement;

(c) a certificate signed on behalf of the Seller by the Chief Executive Officer and the Chief Financial Officer of the Seller with respect to the representations, warranties and covenants of Seller;

(d) a non-foreign affidavit dated as of the Closing Date prepared in accordance with Treasury Regulations Section 1.1445-2 (the “FIRPTA Affidavit”); and

(e) Seller shall deliver to Buyer, as soon as reasonably practicable after the Closing Date, any Ancillary Records not delivered at Closing.

2.8 Allocation. Within 20 days after a final resolution of any adjustment to the Purchase Price pursuant to Section 2.5(b), Buyer shall provide Seller in writing (the “Allocation Schedule”) the proposed manner in which the sum of the Purchase Price (as adjusted pursuant to Section 2.5(b)) and the Assumed Liabilities will be allocated among the Acquired Assets, which allocation shall be made in accordance with Section 1060 of the Code. Promptly following the receipt of the Allocation Schedule, Seller shall have the right to object to such proposed allocations set forth in the Allocation Schedule, and if Seller objects, it shall notify Buyer of the disputed item (or items) and the basis for its objection and Buyer and Seller shall act in good faith to resolve such dispute for the 30 day period thereafter. If within such 30 day period, the Parties have not reached agreement regarding such allocations, the dispute shall be presented to an independent accounting firm mutually agreed upon by Seller and Buyer, whose determination shall be binding upon both Parties. The fees and expenses of the accounting firm shall be paid fifty percent by Seller and fifty percent by Buyer. Unless otherwise required by law, Seller, Buyer and their respective Affiliates shall (a) be bound by the final allocations determined pursuant to this Section 2.8 for purposes of determining Taxes, (b) prepare and file their Tax Returns on a basis consistent with such final allocations and (c) take no position inconsistent with such final allocations on any applicable Tax Return, in any proceeding before any Tax authority or otherwise. In the event that any of the allocations are disputed by any Tax authority, the Party receiving notice of the dispute shall promptly notify the other Party concerning resolution of the dispute.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this Article III are correct and complete as of the date of this Agreement except as set forth in the disclosure schedule delivered by Seller to Buyer prior to or concurrently with the execution of this Agreement (the “Disclosure Schedule”). The Disclosure Schedules shall be arranged according to specific sections and subsections in this Article III.

3.1 Organization of Seller. To Seller’s Knowledge, Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California, with full corporate power and authority to conduct its business as it is now being conducted and as proposed to be conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under the Assumed Contracts. To Seller’s Knowledge, Seller is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be in good standing or so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Seller has conducted the business of the Division only through Seller and not through any of its Subsidiaries or through any other entity.

3.2 Authorization of Transaction. To Seller’s Knowledge, Seller has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and the other Transaction Agreements and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Agreements by Seller and the consummation by Seller of the transactions contemplated hereby and thereby do not require any consent or approval of Seller’s shareholders. Without limiting the generality of the foregoing, the board of directors of Seller has duly authorized the execution, delivery, and performance of this Agreement and the other Transaction Agreements by Seller. This Agreement and the other Transaction Agreements constitute valid and legally binding obligations of Seller, enforceable in accordance with their terms and conditions subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity, and upon the Closing, Buyer shall acquire all right, title and interest in the Acquired Assets free of any Encumbrances other than Permitted Encumbrances.

3.3 Noncontravention. To Seller’s Knowledge, neither the execution and the delivery of this Agreement or the other Transaction Agreements, nor the consummation of the transactions contemplated hereby or thereby (including the assignments and assumptions referred to in Article II above), will (i) result in a violation of any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Seller is subject, (ii) violate any provision of the charter or bylaws of Seller or (iii) result in a conflict, breach or default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, any agreement, Contract, lease, license, instrument, or other arrangement to which Seller is a party or by which it is bound or to which any of its assets are subject (or result in the imposition of any Encumbrance upon any of such assets other than Permitted Encumbrances), except, in the case of the foregoing clause (i), (ii) or (iii), for violations, conflicts, breaches or defaults that would not, individually or in the aggregate, result in a Material Adverse Effect. To Seller’s Knowledge, Seller does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement or the other Transaction Agreements (including the assignments and assumptions referred to in Article II above).

3.4 Operation of the Division by Seller; Condition of Assets. To the Seller’s Knowledge, the Acquired Assets and the Services to be provided to Buyer by Seller pursuant to the Transition Services Agreement are sufficient to operate the business of the Division in a manner materially consistent with the operation of the Division during the six (6) months prior to the Closing Date. To Seller’s Knowledge, each Acquired Asset that is a tangible asset (excluding Intellectual Property) is free from material defects (patent and latent) and is suitable in all material respects for the purposes for which it presently is used and presently is proposed to be used, has been maintained in accordance with normal industry practice, and is in good operating condition and repair (subject to normal wear and tear). Seller owns and possesses all right, title, and interest in and to each Acquired Asset, free and clear of any Encumbrance other than Permitted Encumbrances. No Proceeding, charge, complaint, claim, or demand is pending, or to Seller’s Knowledge, threatened, which challenges the legality, validity, enforceability, use, or ownership of the Acquired Assets or increases (or, with respect to any threatened Proceeding, charge, complaint, claim, or demand, materially increases) Assumed Liabilities, and Seller has no Knowledge of any facts that would indicate a likelihood of same. To Seller’s Knowledge, and except as granted in the Ordinary Course of Business in connection with the sale of the Products, Seller has not agreed to indemnify any Person for or against any infringement or misappropriation, with respect to the Acquired Assets.

3.5 Broker’s Fees. To Seller’s Knowledge, Seller has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction for which Buyer could become liable or obligated.

3.6 Financial Statements.

(a) Seller has delivered to Buyer its audited consolidated financial statements (consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows, including notes thereto) as of and for the fiscal years ended December 31, 2003, 2004 and 2005 (the “Audited Financial Statements”), and its unaudited financial statements (balance sheet and profit and loss statement) as of and for the twelve month period ended December 31, 2006 (the “Unaudited Financial Statements,” and together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and with each other, except that the Unaudited Financial Statements do not contain all footnotes and disclosures required by GAAP. The Financial Statements fairly present, in all material respects, the financial condition and operating results of Seller, inclusive of the Division, as of the dates, and for the periods, indicated therein.

(b) Seller has delivered to Buyer carved-out and proforma statements of operations and certain balance sheet items (as set forth in Section 3.6(b) of the Disclosure Schedule), along with supporting schedules, for the Division for the fiscal years ended December 31, 2003, 2004, 2005 and 2006 and for the quarters ending March 31, June 30, September 30, and December 31, 2006. Carved-out statements of operations (the “Carved-out Divisional Financial Statements”) were derived by specifically identifying certain revenues and expenses and using various carve-out methodologies to derive the remaining expenses as described thereon. Pro forma statements of operations and certain balance sheet items were also provided, which excluded certain recurring and non-recurring charges from the Carved-out Divisional Financial Statements as described thereon, and such pro forma statements of operations were prepared in good faith. The Carved-out Divisional Financial Statements used carve-out methodologies that were fair and reasonable, made in good faith, and were fully disclosed to Buyer and its independent accounting firm. The September 30, 2006 and December 31, 2006 Carved-out Divisional Financial Statements and certain balance sheet items at period end fairly present the financial condition and results of operations of the Division and, except as otherwise set forth on Section 3.6(b) of the Disclosure Schedule, were prepared in accordance with GAAP applied on a consistent basis, except that the Carved-out Divisional Financial Statements do not contain all footnotes and disclosures required by GAAP. The net revenues, cost of goods sold, and total gross profit set forth in the Carved-out Divisional Financial Statements agree with the segment disclosures in Seller’s prior SEC filings, have been presented to PWC, and PWC raised no material objections to such financial information.

3.7 Events Subsequent to Most Recent Fiscal Quarter End. Since September 30, 2006, Seller has conducted its business relating to the Division, the Acquired Assets and the Assumed Liabilities in the Ordinary Course of Business and, to Seller’s Knowledge, there has not been, occurred or arisen in respect of the Division, the Acquired Assets or the Assumed Liabilities any of the following, except in the Ordinary Course of Business or which, except as specifically set forth below, involve obligations (contingent or otherwise) of, or payments to Seller in excess of, $100,000:

(a) any loss of any material distributor (or other channel partner) or supplier relationship with Seller that is principally related to the Division or any material adverse change in such relationship;

(b) any injunction issued or other Legal Requirement prohibiting Seller from selling any Products, using the Acquired Assets or conducting the Division in any jurisdiction;

(c) any loss of any customer of the Division which generated sales in excess of Two Hundred Fifty Thousand Dollars ($250,000) during the twelve (12) months prior to December 31, 2006, or any notice by any such customer of its intention to terminate or materially change the terms of or the volume of purchases of Products from Seller;

(d) any adoption of or amendment to any Employee Benefit Plan of Seller or Employee Agreement, any payment or agreement to pay or provide any special bonus or special remuneration or fringe benefits in each case affecting any Person on Schedule 3.21(b) or independent contractor whose engagement by Seller is principally related to the Division, including the modification of any existing compensation or equity arrangements with such individuals, or any increase of salaries or wage scale;

(e) any material changes in Seller’s (i) customary method of operations for the Division including marketing, selling, licensing and pricing policies (including payment terms) and (ii) maintenance of premises, fixtures, furniture and equipment of the Division;

(f) any transaction by Seller materially affecting the Division that is not in the Ordinary Course of Business, including without limitation any payment, discharge or satisfaction of any claim or obligation of Seller or oral agreement providing for contractual terms that are different from those stated in the Assumed Contracts;

(g) any material write-down of the value of any asset of Seller included in the Acquired Assets, excluding write-downs in disclosed reserves; or

(h) any agreement by Seller to do any of the foregoing (other than negotiations with Buyer and its representatives regarding the transactions contemplated hereby and by the other Transaction Agreements).

3.8 Legal Compliance. To Seller’s Knowledge, Seller has complied in all material respects with, is not in violation of, and has not received any notices of violation with respect to any applicable Legal Requirements in respect of the Assumed Liabilities, the Division or the use of the Acquired Assets in connection with its operation of the Division. In particular, in respect of the Division, to Seller’s Knowledge, Seller has complied in all material respects with all applicable Legal Requirements with respect to the design, development, promotion, sale, license, manufacture, import, export, use, distribution or provision of the Products. In respect of the Division, Seller has not received any communication during the past three (3) years from any Governmental Entity that alleges that it is or was not in compliance with any Legal Requirement, and Seller is not aware of any reasonable basis for such allegation.

3.9 Tax Matters. Seller has withheld and paid, in all material respects, all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other third party related to the Division. To Seller’s Knowledge, the Acquired Assets are not subject to any Encumbrance for Taxes other than Encumbrances for Taxes not yet due and payable.

3.10 Title to Properties; Condition; Transfer of Clear Title.

(a) Seller has good and valid title to all of the Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) There is no real property leased by Seller that is principally related to the Division and no lease agreements for real property will be included in the Assumed Contracts. There are no leased assets included in the Acquired Assets.

(c) Upon consummation of the Transaction, Seller will have sold, assigned, transferred and conveyed, or caused to be sold, assigned, transferred and conveyed, to Buyer all of the Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances and Buyer will have good and valid title to all of such Acquired Assets.

3.11 Intellectual Property. To Seller’s Knowledge, Seller owns and possesses, or has the right to use pursuant to a valid and enforceable written license, sublicense, agreement, or permission, all Intellectual Property used in the operation of the Division as currently conducted. To Seller’s Knowledge, except as set forth in Section 3.11 of the Disclosure Schedule, the Intellectual Property included as part of the Acquired Assets constitutes all of the material Intellectual Property used in the operation of the Division as currently conducted. All Intellectual Property included as part of the Acquired Assets will be owned or available for use by Buyer on materially identical terms and conditions immediately subsequent to the Closing.

(a) Section 3.11(a) of the Disclosure Schedule accurately identifies:

(i) in Section 3.11(a)(i) of the Disclosure Schedule: (x) each item of Registered Intellectual Property identified by name or title included in the Acquired Assets; (y) the jurisdiction in which such item of Registered Intellectual Property has been registered or filed and the applicable application, registration or serial number; and (z) any other Person that also has joint ownership interest in such item of Registered Intellectual Property and the nature of such ownership or interest;

(ii) in Section 3.11(a)(ii) of the Disclosure Schedule, any unregistered Trademarks consisting of or embodying the trademark “SimpleTech” or solely relating to the Products included in Inventory; and

(iii) in Section 3.11(a)(iii) of the Disclosure Schedule, all agreements with third parties relating to inbound licenses required to make, use or sell the Products included in Inventory.

(b) With respect to each of the Acquired Assets, to Seller’s Knowledge:

(i) all material Registered Intellectual Property is valid, subsisting and enforceable; and

(ii) the Intellectual Property and Inventory included within the Acquired Assets do not violate, infringe or misappropriate the intellectual property or other rights of any third party. It is understood and agreed that any breach of this Section 3.11(b)(ii) is subject to the specific limitation of Liability set forth in Section 7.2(b) below.

(c) With respect to the agreements identified in Section 3.11(a)(iii) of the Disclosure Schedule and which are to be Assumed Contracts, to Seller’s Knowledge:

(i) the agreement is legal, valid, binding, enforceable, in full force and effect and is not subject to the payment of royalties (except as set forth in Section 3.11(c)(i) of the Disclosure Schedule) or other fees to third parties;

(ii) the agreement will continue to be legal, valid, binding, enforceable, in full force and effect on materially identical terms immediately following the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in Article II above);

(iii) Seller and no other party to the agreement is in material breach or default, and no event has occurred which with notice or lapse of time would constitute a material breach or default or permit termination, modification, or acceleration thereunder;

(iv) Seller has not received any communication from a party to the agreement of such party’s intent to repudiate any provision thereof;

(v) Seller has not received any communication alleging that the Intellectual Property licensed to Seller under any such agreement is subject to any outstanding injunction, judgment, order, decree, ruling, or charge; and

(vi) except as granted in the Ordinary Course of Business in connection with the sale of the Products, Seller has not granted any sublicense or similar right with respect to the agreement.

(d) To Seller’s Knowledge, Seller has not received in the last eighteen (18) months any written charge, complaint, claim, demand, or notice alleging that the Acquired Assets infringe, misappropriate, or violate (including any claim that Seller must license or refrain from using any Intellectual Property rights of any third party) the Intellectual Property rights of any third party, and Seller is not aware of any facts that would indicate a likelihood of the foregoing.

(e) To Seller’s Knowledge, Seller has taken commercially reasonable actions to maintain and protect the material Intellectual Property included within the Acquired Assets owned by Seller and will continue to maintain and protect such Intellectual Property owned by Seller prior to Closing. Without limiting the generality of the foregoing, to Seller’s Knowledge:

(i) Seller has secured from its employees or independent contractors who have created any portion of, or otherwise directly contributed to the development of, the Intellectual Property included within the Acquired Assets owned by Seller valid and enforceable written confidentiality agreements relating to, and assignments of, any work, invention, improvement or other rights relating to such Intellectual Property, and no such employee or independent contractor has retained or been granted back any rights in or to such work, invention, improvement or other rights.

(ii) no funding, facilities or personnel of any Governmental Entity were used, directly or indirectly, to develop or create, in whole or in part, any Intellectual Property included within the Acquired Assets;

(iii) Seller has taken commercially reasonable measures to maintain the confidentiality of all material proprietary and Confidential Information included in the Intellectual Property included within the Acquired Assets; and

(iv) except as set forth in Section 3.11(e)(iv) of the Disclosure Schedule, Seller is not now and has never been a member of any industry standards body or similar organization that obligates Seller to grant or offer to any other Person any license or right to any Intellectual Property included within the Acquired Assets.

3.12 Inventory. The Inventory consists of all of the components, manufactured and purchased parts, goods in process, and finished goods of the Division as of the Closing, all of which is merchantable and fit for the purpose for which it was procured or manufactured subject to reserves calculated in accordance with GAAP.

3.13 Contracts. Section 3.13 of the Disclosure Schedule sets forth a complete list of all material existing Contracts primarily relating to the Division, including:

(a) any Contract (or group of related Contracts) for the purchase or sale of commodities, components, supplies, products, or other personal property, or for the furnishing or receipt of services;

(b) all forms of standard Contracts, terms of business, purchase orders and warranty agreements used by Seller in the conduct of the Division;

(c) any Contract concerning confidentiality, noncompetition or nonsolicitation;

(d) any Contract under which it has granted price protection provisions (for these purposes, also included is a description of the price protection);

(e) each Employee Agreement with respect to any Person on Schedule 3.21(b);

(f) any Contract under which the consequences of a default or termination could have a Material Adverse Effect;

(g) any other Contract of the Division (including those that would require the payment of commissions to third parties based on sales of the Products included in Inventory); and

(h) any Contract for the purchase or lease of real property.

Seller has delivered to Buyer a correct and complete copy of each written agreement (as amended to date) listed above. To Seller’s Knowledge, there are no material oral agreements or oral amendments to the forgoing written agreements, including, for example, with respect to returns or price protection. With respect to each such agreement that materially affects the Division, Acquired Assets or the Assumed Liabilities, to Seller’s Knowledge: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect; (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on terms identical in all material respects following the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in Article II above); (C) no party is in material breach or default, and no event has occurred which with notice or lapse of time would constitute a material breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement. All the Assumed Contracts have been entered into on an arms-length basis.

3.14 No Restrictions. To Seller’s Knowledge, none of the Acquired Assets is bound or affected by, any injunction, judgment, order, decree, ruling, charge, Contract, covenant or agreement (noncompete or otherwise) that restricts or prohibits, purports to restrict or prohibit, or reasonably could, following the Closing, restrict or prohibit Buyer from freely utilizing the Acquired Assets as currently utilized, or from competing anywhere in the world (including any Contract, covenant or agreement restricting the geographic area in which it may sell, license, sublicense, market, distribute or support any products or technology or provide services, or restricting the markets, customers or industries that it may address in operating the Acquired Assets).

3.15 Accounts Receivable. To Seller’s Knowledge, the Accounts Receivable reflect all accounts receivable relating to the Division as of the Closing Date. All invoices in Accounts Receivable that are reflected on the Estimated Statement of Transferred Balance Sheet Accounts

represent valid obligations arising from sales actually made or services actually performed by Seller in the Ordinary Course of Business. To Seller’s Knowledge, such Accounts Receivable are collectible net of the respective reserves (as updated on the Final Statement of Transferred Balance Sheet Accounts) shown on the Estimated Statement of Transferred Balance Sheet Accounts (which reserves are calculated in accordance with GAAP). Section 3.15 of the Disclosure Schedule contains a complete and accurate list of all Accounts Receivable as of the date of the Estimated Statement of Transferred Balance Sheet Accounts, and which list sets forth the aging of each such Account Receivable.

3.16 Powers of Attorney. To Seller’s Knowledge, there are no outstanding powers of attorney executed on behalf of Seller with respect to any of the Acquired Assets or Assumed Liabilities.

3.17 Insurance. Section 3.17 of the Disclosure Schedule sets forth a complete and correct list of all insurance policies currently in force insuring against casualty to the Division or the assets comprising the Acquired Assets or Assumed Liabilities.

3.18 Litigation. To Seller’s Knowledge, there is no Proceeding of any nature pending or threatened by, against or involving Seller relating to the Division, the Acquired Assets or the Assumed Liabilities. To Seller’s Knowledge, there is no outstanding or threatened judgment, injunction, order, or similar decree binding upon Seller in respect of the Division, any of the Acquired Assets or any of the Assumed Liabilities.

3.19 Product Warranty. To Seller’s Knowledge, each Product has been and is in conformity with all applicable contractual commitments and all express and implied warranties recognized under the Uniform Commercial Code. Section 3.19 of the Disclosure Schedule includes copies of the standard terms and conditions of sale or lease for each of the Products included in the Inventory. Product warranty reserves are calculated in Seller’s sales returns reserve, which is calculated in accordance with GAAP.

3.20 Product Liability. To Seller’s Knowledge, Seller does not have any Liability (and there is no reasonable basis known to Seller for any present or future Proceeding, charge, complaint, claim, or demand against any of them giving rise to any Liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any Product included in Inventory.

3.21 Employees.

(a) No employee of Seller on Section 3.21(b) of the Disclosure Schedule has been granted the right to continued employment by Seller. Seller, as of the date hereof, has no Knowledge that any officer, director, employee or consultant of Seller who has received an offer of employment from Buyer, intends to terminate his or her employment or other engagement with Seller, other than to accept employment with Buyer.

(b) Section 3.21(b) of the Disclosure Schedule sets forth an accurate, correct and complete list of all (i) employees of, and who work with, Seller in capacities primarily related to the Division, including each employee’s name, title or position, current annual salary or wage rate, bonuses, commissions, accrued vacation and other paid leave, years of service, and whether such employee performs services primarily for the Division or whether such employee performs services for both the Division and any other divisions of Seller, and (ii) individuals who are currently performing services for Seller primarily related to the Division who are classified as “consultants” or “independent contractors” or the like, and whether such individuals perform services primarily for the Division or whether such individual performs services for both the Division and any other divisions of Seller.

(c) To Seller’s Knowledge, there are no claims, disputes or controversies pending or threatened involving any current or former employee of Seller or group of employees of Seller primarily relating to the Division. Seller has not suffered or sustained any work stoppage and, to Seller’s Knowledge, no such work stoppage is threatened relating to the Division.

(d) To Seller’s Knowledge, Seller has complied in all material respects with all Legal Requirements related to the employment of the employees primarily providing services for the Division and Seller has no material Liability under any such Legal Requirements attributable to an event occurring prior to the date hereof related to the Division.

(e) Seller has no collective bargaining agreements with any of its employees on Schedule 3.21(b). There is no labor union organizing or election activity pending or, to Seller’s Knowledge, threatened with respect to Seller related to the Division.

3.22 Guaranties. To Seller’s Knowledge, as it relates to the Acquired Assets or Assumed Liabilities, Seller is not a guarantor nor is Seller otherwise liable for any Liability or obligation (including indebtedness) of any other Person.

3.23 Solvency. To Seller’s Knowledge, Seller is not entering into the Transaction with the intent to hinder, delay or defraud any Person to which it is, or may become, indebted. The Purchase Price is not less than the reasonably equivalent value of the Acquired Assets less the Assumed Liabilities. Seller’s assets, at a fair valuation, exceed its liabilities, and Seller is able, and will continue to be able after the Closing, to meet its debts as they mature and will not become insolvent as a result of the Transaction. After the Closing of the Transactions, Seller will have sufficient capital and property remaining to conduct the business in which it will thereafter be engaged.

3.24 No Other Agreement. Other than for sales of assets in the Ordinary Course of Business pursuant to the Assumed Contracts, to Seller’s Knowledge, Seller has not entered into any Contract with respect to the sale or other disposition of any of the Acquired Assets.

3.25 Customers and Suppliers.

(a) Section 3.25 of the Disclosure Schedule contains a list of all customers, including distributors, if applicable, of the Division for each of the two (2) most recent fiscal years (listed in descending order based on the total dollar amount of net sales), showing the total dollar amount of net sales to each such customer shown on Seller’s Books and Records during each such year.

(b) To Seller’s Knowledge, since December 31, 2006 there has been no material adverse change in the custom and practice (including with respect to quantity and frequency) of the course of business between Seller and any of (i) the material customers of the Division that have generated sales in excess of $250,000 during the twelve (12) months prior to December 31, 2006 and (ii) the material suppliers of the Division from whom the Seller has purchased in excess of $250,000 in products or services during the twelve (12) months prior to December 31, 2006.

3.26 Certain Payments. To Seller’s Knowledge, neither Seller nor any Affiliate of Seller, any director, officer, agent, or employee of Seller or such Affiliate nor any other Person associated with or acting for or on behalf of Seller has in connection with the Division, directly or indirectly, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of Seller, in each case, in violation of any Legal Requirement

3.27 Export Control Laws. To Seller’s Knowledge, Seller has conducted its export transactions, if any, at all times in material compliance with applicable Legal Requirements relating to export controls and regulations. Without limiting the foregoing:

(a) No export licenses or other approvals are required for Seller’s exports of Products included in Inventory;

(b) Seller has obtained all export licenses and other approvals required for Seller’s export of technologies with respect to Products included in Inventory;

(i) Seller is in compliance in all material respects with the terms of such applicable export licenses or other export approvals;

(ii) there are no pending or, to Seller’s Knowledge, threatened claims against Seller with respect to such export licenses or other approvals;

(iii) to Seller’s Knowledge, there are no actions, conditions or circumstances pertaining to Seller’s export transactions that may give rise to any future claims or Liability; and

(iv) no consents or approvals for the transfer to Buyer of any such export licenses, if any, necessary to conduct the Division are required.

3.28 Authorizations. To Seller’s Knowledge, Section 3.28 of the Disclosure Schedule lists each consent, license, permit, approval, grant or other authorization issued to Seller by a Governmental Entity that governs or regulates Seller in respect of the Division, any Acquired Assets or any Products included in Inventory or the Assumed Liabilities (i) pursuant to which Seller currently operates or holds any interest in any of the Acquired Assets or the Assumed Liabilities or (ii) which is required for the operation of the Division (including the design, development, manufacture, sale, promotion, export, import, distribution or provision of the Products included in Inventory) or the holding of any such interest (collectively, the

“Authorizations”). All Authorizations included in the Acquired Assets are in full force and effect and, to Seller’s Knowledge, constitute all Authorizations required to permit Seller to operate or conduct the Division as currently conducted or to hold any interest in the Acquired Assets. Seller has taken commercially reasonable measures to ensure that its employees, consultants, agents and Representatives have complied with the requirements of all Authorizations.

3.29 Disclosure. Neither the representations and warranties contained in this Article III nor the information provided in the Schedules (including but not limited to the Disclosure Schedule) to this Agreement by Seller contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements and information, in light of the circumstances under which they were made, not misleading. To Seller’s Knowledge, the information provided to WFF by Seller does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make such statements and information, in light of the circumstances under which they were made, not misleading. Notwithstanding anything herein to the contrary, except for the representations and warranties contained in this Article III, neither Seller nor any other Person makes any other express or implied representation or warranty with respect to Seller, the Division, the Assumed Liabilities, the Acquired Assets or the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FABRIK AND BUYER

Fabrik and Buyer jointly and severally represent and warrant to Seller that the statements contained in this Article IV are correct and complete as of the date of this Agreement.

4.1 Organization of the Fabrik and Buyer. Fabrik and Buyer are corporations duly organized, validly existing, and in good standing under the laws of the State of Delaware.

4.2 Authorization of Transaction. Fabrik and Buyer have full power and authority (including full corporate power and authority) to execute and deliver this Agreement and the other Transaction Agreements and to perform their respective obligations hereunder and thereunder. This Agreement and the other Transaction Agreements constitute the valid and legally binding obligations of Fabrik and Buyer, enforceable in accordance with their terms and conditions, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity.

4.3 Noncontravention. To Fabrik’s and Buyer’s knowledge, neither the execution and the delivery of this Agreement or the other Transaction Agreements, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in Article II above), will (i) result in a violation of any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Fabrik or Buyer is subject or any provision of their charters or bylaws or (ii) result in a conflict breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract to which Fabrik or Buyer is a party or by which it or they are bound or to which any of its or their assets are subject (or result in the imposition of any Encumbrance upon any of such assets other than Permitted Encumbrances), except, in the case of the foregoing clause (i) or (ii), for violations, conflicts, breaches or defaults that would not, individually or in the aggregate, result in a material adverse effect on Fabrik’s or Buyer’s ability to perform their obligations hereunder. To Fabrik’s and Buyer’s knowledge, neither Fabrik nor Buyer will need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement or the other Transaction Agreements (including the assignments and assumptions referred to in Article II above).

4.4 Brokers’ Fees. To Fabrik’s and Buyer’s knowledge, neither Fabrik nor Buyer has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction for which Seller could become liable or obligated.

4.5 Litigation. To Fabrik’s and Buyer’s knowledge, there is no Proceeding pending currently threatened against Fabrik or Buyer that questions the validity of this Agreement, the right of Fabrik or Buyer to enter into this Agreement or to consummate the transactions contemplated hereby.

4.6 Disclosure. The representations and warranties contained in this Article IV by Buyer and Fabrik do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements and information, in light of the circumstances under which they were made, not misleading. Notwithstanding anything herein to the contrary, except for the representations and warranties contained in this Article IV, neither Fabrik, Buyer nor any other Person makes any other express or implied representation or warranty with respect to Fabrik, Buyer or the transactions contemplated by this Agreement.

ARTICLE V

TRANSFERRED EMPLOYEES

5.1 Employment of Transferred Employees. In conjunction with and at the time of the Closing, Buyer agrees to immediately and instantaneously hire each and every employee of Seller listed on Section 3.21(b) of the Disclosure Schedule (including those employees of Seller set forth on Section 3.21(b) of the Disclosure Schedule absent due to vacation, holiday, illness, leave of absence or short-term disability)(the “Transferred Employees”). The employment of the Transferred Employees shall be conveyed from Seller to Buyer automatically without the need for further action by the Parties at the time of the Closing. Upon such transfer, the Parties agree that the Transferred Employees shall be deemed employees of Buyer and any employment relationship previously existing between Seller and the Transferred Employees shall cease. The transfer of employment (including the terms of employment) shall be governed by, and made in accordance with the terms, conditions and provisions described in Schedule 3.21(b).

5.2 Vacation Time. Buyer shall assume and carry over on the Closing Date the Liabilities, obligations or commitments of Seller for vacation and personal days of the

Transferred Employees in the amounts set forth in Section 3.21(b) of the Disclosure Schedule to the extent that such amounts have been accrued by Seller and set forth on the Final Statement of Transferred Balance Sheet Accounts, and shall assume and carry over on the Closing Date the Liabilities, obligations or commitments of Seller for any and all leaves of absence of the Transferred Employees as set forth in Section 3.21(b) of the Disclosure Schedule.

5.3 WARN. Buyer shall take any and all actions, and assume any and all Liabilities, responsibilities and obligations required under the Workers Adjustment and Retraining and Notification Act (29 U.S.C. §§ 2101 et seq. & 20 C.F.R. Part 639 et seq.) (“WARN”) and any similar law in the State of California (California Labor Code §§ 1400 et seq.) (“CAL WARN”) in connection with the transactions contemplated by this Agreement or arising out of Buyer’s termination, layoff or discharge of any Transferred Employees from and after the Closing Date, or Buyer’s failure to employ any Transferred Employees as required under Section 5.1 above. Subject to the provisions of Article VII, Buyer shall be solely responsible for and agrees to indemnify, defend, and hold harmless Seller from and against any Liability or Proceeding with respect to WARN and CAL WARN which may be asserted or imposed against Seller as a result of the transactions contemplated by this Agreement or Buyer’s failure to satisfy its duties and obligations hereunder. Seller agrees that it shall take (at the Buyer’s expense, except to the extent Seller is otherwise obligated hereunder), or refrain from taking, any action that the Buyer reasonably may request of Seller to assist Buyer in complying with Buyer’s responsibilities and obligations under WARN and/or CAL WARN).

5.4 Employee Benefits. Notwithstanding any contrary provision, the Transferred Employees will continue to be eligible to participate in Seller’s Employee Benefit Plans on and after the Closing Date and through February 28, 2007 only to the extent permitted under the terms of such plans and, to the extent required under Section 4980B of the Code, the Transferred Employees will be offered “COBRA” continuation coverage upon the termination of such coverage. In no event shall Seller be obligated pursuant to this Agreement to provide any other benefits to the Transferred Employees. Buyer shall be solely responsible for establishing and maintaining substantially similar Employee Benefit Plans for the Transferred Employees in comparison to the Employee Benefit Plans maintained by Seller immediately prior to the Closing Date and Buyer agrees to indemnify, defend, and hold harmless Seller from and against any Liability or Proceeding which may be asserted or imposed against Seller as a result of Buyer’s failure to establish or maintain such plans for the Transferred Employees.

ARTICLE VI

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing.

6.1 General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request.

6.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any Proceeding, charge, complaint, claim (including but not limited to any trademark related Proceeding set forth in Section 3.18 of the Disclosure Schedule), or demand in connection with (i) any transaction contemplated under this Agreement (other than between Buyer and Seller) or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving Seller (other than between Buyer and Seller), the other Party will cooperate with the contesting or defending Party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its Books and Records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article VII below).

6.3 Transition. Seller will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of Seller from maintaining the same business relationships with Buyer and Buyer’s Subsidiaries and Affiliates after the Closing as it maintained prior to the Closing. Seller will refer all customer inquiries relating to the Division, Acquired Assets and Assumed Liabilities to Buyer from and after the Closing reasonably promptly after receipt.

6.4 Non-Assignable Assets. Notwithstanding the foregoing, if any of the Assumed Contracts are not assignable or transferable (each, a “Non-Assignable Asset”) without the consent of, or waiver by, a third party (each, an “Assignment Consent”), either as a result of the provisions thereof or applicable Legal Requirements, this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of such Non-Assignable Assets, and Buyer shall not assume Seller’s rights or obligations (including Liabilities) under such Non-Assignable Asset (and such Non-Assignable Asset shall not be included in the Acquired Assets or Assumed Liabilities, including without limitation the Assumed Contracts) unless and until such consent is obtained and, in such event, only with respect to such rights and obligations (including Liabilities) at and after such time as consent is obtained; provided, however, notwithstanding the absence of an Assignment Consent, to the extent that Buyer is exercising all the rights and enjoying all the benefits as a result of course of conduct in accordance with such Non-Assignable Asset, Buyer shall be responsible for the associated obligations (including Liabilities) thereunder from and after such time as it began to exercise such rights and enjoy such benefits pursuant to such Non-Assignable Asset. Seller shall use its commercially reasonable efforts, with the cooperation of Buyer (where appropriate), to obtain all such Assignment Consents as soon as reasonably practicable after the Closing Date and thereafter assign to Buyer such Non-Assignable Assets, provided, however, that Seller shall not be required to remain secondarily liable to any such third party (except for Liabilities which are not Assumed Liabilities) or to make any payment to obtain any such Assignment Consents with respect to any Non-Assignable Asset. Following any such assignment, such assets shall be deemed Acquired Assets. After the Closing, Seller shall cooperate with Buyer, at Buyer’s expense (provided that Buyer shall not be obligated to pay Seller for Seller’s actions hereunder), in any reasonable and lawful arrangement designed to provide Buyer with all of the benefits and obligations of the Non-Assignable Assets as if the appropriate Assignment Consents had been obtained, including by establishing arrangements whereby Buyer shall undertake the work necessary to perform

Seller’s obligation under the Non-Assignable Assets and the enforcement by Seller for the benefit of Buyer of any and all rights of Seller against a third party thereunder.

6.5 Non-Assumed Liabilities. In the event there are any accounts payable, accrued expenses or other Liabilities related to the Division that do not qualify as Assumed Liabilities (the “Non-Assumed Division Liabilities”), Seller agrees to pay any such obligation in full and in a timely manner to avoid any potentially adverse impact on the operations of Buyer following the Closing. Seller agrees to notify Buyer of any such Non-Assumed Liabilities immediately upon discovery thereof.

6.6 Payments in the Ordinary Course. Buyer agrees to pay any Assumed Liabilities in full and in a timely manner to avoid any potentially adverse impact on the operations of Seller following Closing.

6.7 Covenant Not to Enforce. Seller agrees not to enforce any non-competition, no conflict or other similar non-compete provision that would otherwise restrict any Transferred Employee or any consultant engaged to provide services to the Division from becoming employees of Buyer, as contemplated herein, or from continuing to be engaged to provide services to the Division as transferred to Buyer hereunder, as the case may be, in any Contract or other agreement or arrangement in place as of or before the Closing (a) to which any Transferred Employee is a party or (b) relating to any Acquired Asset, Assumed Liability or to the Division, including without limitation, any Assumed Contract, and any consulting agreement or other arrangement. Notwithstanding the foregoing, Seller shall be entitled to enforce any duty or obligation of non-disclosure or confidentiality any such Transferred Employee or consultant owes to Seller with respect any Seller Confidential Information that is not related to the Acquired Assets, Assumed Liabilities or the Division.

6.8 Confidentiality. After the Closing, each Party will treat and hold as such all of the Confidential Information of the other Party in strict confidence and refrain from using any such Confidential Information (except as otherwise contemplated by this Agreement, including the attachments hereto) of the other Party, and, at the request of the other Party, promptly delivery or destroy all tangible and intangible embodiments (and all copies) of such Confidential Information which are in its possession. Notwithstanding the foregoing, Seller shall be permitted to retain copies of any Confidential Information (including Ancillary Records and Books and Records) concerning the Division, Acquired Assets or Assumed Liabilities but shall continue to be obligated to treat such materials in a confidential manner. In the event that either Party is requested or required (under any Legal Requirement or by oral question or request for information or documents in any Proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information of the other Party, such Party will notify the other Party promptly of the request or requirement so that such other Party may seek an appropriate protective order or waive compliance with the provisions of this Section 6.8. If, in the absence of a protective order or the receipt of a waiver hereunder, such Party is, on the advice of counsel, compelled to disclose any Confidential Information of the other Party to any tribunal or else stand liable for contempt, such Party may disclose the Confidential Information to the tribunal; provided, however, that such Party shall use its commercially reasonable efforts to obtain, at the reasonable request of the other Party, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential

Information of Buyer or Seller, as applicable, required to be disclosed as the other Party shall designate.

6.9 Covenant Not to Assert. Seller covenants (for itself and its Affiliates, and for any direct transferees of any Intellectual Property now owned or hereafter acquired by Seller or its Affiliates) not to sue, or authorize or assist others in suing, for misappropriation or infringement (direct or contributory, or for inducement thereof) with respect to any Intellectual Property now owned or hereafter acquired by Seller or its Affiliates, other than Intellectual Property identified on Schedule 6.9:

(a) Buyer or its Affiliates for using, making, having made, selling, leasing, offering, importing or otherwise disposing of Products (collectively “Buyer Products”);

(b) any third party contracted by Buyer or its Affiliates to manufacture Buyer Products for using, making, having made, selling, leasing, offering, importing or otherwise disposing of Buyer Products;

(c) any third party customer receiving Buyer Products directly or indirectly from Buyer or its Affiliates for using, making, having made, selling, leasing, offering, importing or otherwise disposing of Buyer Products; and

(d) distributors, OEMs and other distribution intermediaries for using, selling, leasing, offering, importing or otherwise disposing of Buyer Products.

The foregoing covenant applies equally to the activities of officers, directors, employees and agents of the protected parties with respect to the protected activities.

6.10 Books and Records. Seller shall deliver the Books and Records to Buyer as promptly as practicable after the Closing and agrees that, it shall preserve and keep any Books and Records in existence as of the Closing until all Books and Records have been delivered to Buyer.

6.11 Additional Information. If, in order properly to prepare documents required to be filed with any Governmental Entity or to prepare its financial statements or to comply with any requests from WFF or as may be required under any Legal Requirement, it is necessary that Buyer (or any of its respective Affiliates) or any its successor be furnished with additional information relating to the Division and such information is in the possession of Seller or any of its Affiliates, Seller agrees to furnish such information to Buyer as soon as reasonably practicable, at the cost and expense of Buyer.

6.12 Additional Assurances. Upon the reasonable request of Buyer, Seller shall, at Buyer’s sole expense (other than such actions or arrangements which Seller is otherwise obligated to perform at Seller’s expense pursuant to this Agreement), use its commercially reasonable efforts, with the cooperation of Buyer (where appropriate) (provided, however, that Seller’s obligations will not in any way be limited as a result of Buyer undertaking such expense) (a) to collect, assert or enforce any claim, right or title of any kind in or to the Acquired Assets or the Assumed Liabilities, to institute and prosecute all actions, suits and proceedings which Buyer may reasonably deem proper in order to collect, assert or enforce any such claim, right or title, to defend and compromise all actions, suits and proceedings in respect of any Acquired Asset or any Assumed Liability, and to do all such acts and things in relation thereto as Buyer shall deem reasonably advisable and (b) to endorse, without recourse, the name of Seller on any check or other evidence of indebtedness received by Buyer on account of any Acquired Asset or any Assumed Liability.

6.13 Remittances. If on or after the Closing Date, either Party receives a payment from a third party that, pursuant to the terms hereof, should have been paid to the other Party, the Party who receives the payment agrees to hold in trust and promptly remit such payment to the Party entitled thereto. In addition, with respect to any cash received by Seller at any time, including prior to the Closing Date, that correlates to Accounts Receivable on the Estimated Statement of Transferred Balance Sheet Accounts, Seller shall remit any such amounts to Buyer or its designee as promptly as practicable.

6.14 Use of SimpleTech Marks. Buyer hereby grants to Seller, for twelve (12) months from the date of Closing, a limited, non-exclusive, non-transferable, non-sublicensable, royalty-free right to use the trademarks and trade names listed on Section 3.11(a) of the Disclosure Schedule (including the “SimpleTech” trademarks and trade names (but excluding any trademark solely related to the Products in Inventory) (the “Mark”) in connection with Seller’s existing business (excluding the Division), including without limitation, (a) in Seller’s corporate name and the names of Seller’s Subsidiaries, (b) on packaging, stationery, business cards, signage, invoices, catalogs, and advertising and promotional material in all forms and media, and (c) in agreements and other corporate documentation. At the end of such twelve (12) month period, Seller shall immediately cease use of the Mark; provided, however, that all such uses shall be in substantially the same form and manner that such Marks are used by Seller as of the Closing Date (and any material deviations therefrom shall be subject to Buyer’s prior written approval). Notwithstanding the foregoing, within 30 days after the Closing Date, Seller shall publicly announce its intent to change its corporate name from SimpleTech. Such name change shall be effected within six (6) months following the Closing Date for Seller and Seller’s domestic Subsidiaries and within twelve (12) months following the Closing Date for Seller’s foreign Subsidiaries. Notwithstanding anything else set forth above, the licenses granted herein shall not apply to new products of Seller.

6.15 Bulk Sales Act. Buyer and Fabrik hereby waive compliance by Seller with any applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the sale of the Acquired Assets to Buyer and Fabrik.

6.16 Non-Solicitation. During the period from the Closing Date through three (3) years following the termination of the Transition Services Agreement, and except with the prior written consent of another Party, no Party shall directly or indirectly, through any Affiliate, agent or otherwise, solicit the employment of any employee of another Party (provided that the hiring of such employees through the use of general advertisements in publications shall be deemed not to violate the foregoing).

6.17 Consigned Inventory. Notwithstanding anything herein to the contrary, each of Buyer and Fabrik acknowledges and agrees that upon payment in full of the Maximum Amount (as defined in the Indemnity Agreement) of the Indemnified Losses (as defined in the Indemnity

Agreement), and with respect to and to the extent of any amount of such Indemnified Loses paid by Seller under the Indemnity Agreement, Seller shall be subrogated to the rights of Buyer with respect to the Consigned Inventory (as defined in the Indemnity Agreement) retained by the applicable holder(s) thereof.

ARTICLE VII

REMEDIES FOR BREACHES OF THIS AGREEMENT

7.1 Survival. The representations and warranties of each Party hereto set forth in this Agreement (as modified by the Disclosure Schedule) shall survive until the date that is twelve (12) months after the Closing Date. All covenants and agreements made by the Parties to this Agreement which contemplate performance following the Closing Date shall survive until the date that is twenty four (24) months after the Closing Date (unless otherwise specifically stated herein to the contrary). Neither Party may make or assert any claim under any representation, warranty, covenant or agreement of the other Party contained herein later than the periods specified in the foregoing sentence; provided, however, any claims or Liabilities based upon any willful misconduct or fraudulent or illegal acts (whether or not relating to the subject matter of any representation or warranty herein), shall survive for the maximum period of time permitted by law; and provided that any claims made or asserted by a Party within the applicable time period prescribed above shall survive such expiration until such claim is finally resolved and all obligations with respect thereto are fully satisfied. The representations, warranties, covenants and agreements made by any Party in this Agreement (but excluding the representations and warranties set forth in the second sentence of Section 3.29) shall not be affected, limited or compromised in any respect by any due diligence investigation or any other inquiries or investigations by any other party, regardless of the results thereof.

7.2 Indemnification Provisions relating to Breaches of Representations, Warranties and Covenants.

(a) Subject to the limitations set forth in Sections 7.1 and 7.3, Fabrik and Buyer shall jointly and severally indemnify, defend and hold harmless Seller, Affiliates of Seller and their respective officers, directors, employees, agents, successors and assigns (each, an “Indemnified Seller Party”) from and against any and all Losses the Indemnified Seller Party may suffer resulting from, arising out of or caused by (i) any breach of a representation or warranty of Fabrik or Buyer contained in this Agreement, (ii) any breach of a covenant of Fabrik or Buyer contained in this Agreement, (iii) any claim or cause of action by any party with respect to the Assumed Liabilities, (iv) any actions taken or arrangements undertaken by Seller at the request of Buyer pursuant to Section 6.4, (v) any actions taken or arrangements undertaken by Seller at the request of Buyer pursuant to Section 6.12 (other than such actions or arrangements which Seller is otherwise obligated to perform under another section of this Agreement), (vi) any third party claims related to Fabrik’s or Buyer’s indemnification obligations under clauses (i) – (v) above or (vii) any costs or expenses of enforcing this Agreement; provided, however, that Fabrik and Buyer shall not have an obligation to indemnify an Indemnified Seller Party from Losses for a Product warranty claim (including any Product warranty Proceeding) if Seller’s Product warranty reserves (as set forth in the Final Statement of Transferred Balance Sheet Accounts) were not calculated in accordance with GAAP.

(b) Subject to the limitations set forth in Sections 7.1 and 7.3, Seller shall indemnify, defend and hold harmless Buyer, Affiliates of Buyer and their respective officers, directors, employees, agents, successors and assigns (each, an “Indemnified Buyer Party”) from and against any and all Losses the Indemnified Buyer Party may suffer resulting from, arising out of, or caused by (i) any breach of a representation or warranty of Seller contained in this Agreement, (ii) any breach of a covenant of Seller contained in this Agreement, (iii) failure to comply with any bulk sales laws applicable to the transfer of the Acquired Assets, (iv) subject to Section 8.17, all Taxes of Seller and its Affiliates, including without limitation any such Taxes imposed on Buyer (in connection with Buyer’s acquisition of the Acquired Assets) as a result of transferee or successor liability or similar principles, (v) any third party claims related to Seller’s indemnification obligations under clauses (i) – (iv) above, or (vi) any costs or expenses of enforcing this Agreement; provided, however, that with respect to any breach by Seller of the representations and warranties contained in Section 3.11(b)(ii), Seller’s obligation to indemnify an Indemnified Buyer Party from Losses the Indemnified Buyer Party may suffer shall be limited to those Losses resulting from, related to, arising out of, or caused by a sale to a third party by, or other activities of, Seller to a third party prior to the Closing.

7.3 Limits on Indemnification. No Party shall have any right to seek indemnification under this Agreement (i) until Losses which would otherwise be indemnifiable hereunder and have been incurred by such Party and other indemnitees associated with or related to such Party exceed $500,000 in the aggregate (provided that after such $500,000 amount has been satisfied, the Party entitled to indemnification shall only be entitled to recover all Losses in excess of $300,000); or (ii) for an aggregate amount in excess of $5,000,000; provided, however, that for purposes of calculating the dollar amount of indemnification to which any Party is entitled, all materiality or similar qualifications in the representations, warranties (other than the representations and warranties set forth in Section 3.29 and Section 4.6) and covenants in this Agreement shall be disregarded. Notwithstanding the foregoing, the limitations of Section 7.3(i) shall not apply to any claims for (A) indemnification made by an Indemnified Seller Party for Losses related to any Product warranty claim (including any Product warranty Proceeding), (B) indemnification made by an Indemnified Seller Party for damages payable to a plaintiff under the HDD Lawsuit solely to the extent that they are related to Products (including Products included in Inventory) sold or put into the stream of commerce by Buyer or Fabrik on or after the Closing Date, or (C) indemnification made by an Indemnified Buyer Party for damages payable to a plaintiff under the HDD Lawsuit solely to the extent that they are related to Products (including Products included in Inventory) sold or put into the stream of commerce by Seller prior to the Closing Date. An Indemnified Party may not claim from an Indemnifying Party any Losses for punitive or consequential damages (in tort, contract or otherwise) under or in respect of Article VII of this Agreement (including, without limitation, damages for any lost or prospective profits); provided that an Indemnified Party may claim from an Indemnifying Party, to the extent actually assessed, such damages paid by such Indemnified Party as a result of a Third Party Claim. The amount of any Losses under this Agreement shall be reduced by any net insurance proceeds actually received by an Indemnified Party with respect to such Loss (after taking into account deductibles and changes to insurance premiums); provided, however, that insurance shall not be taken into account if policy renewal will be adversely affected.

7.4 Procedure for Indemnification.

(a) Third-Party Claims. All claims for indemnification made under this Article VI resulting from a third party claim against the Indemnified Seller Party or Indemnified Buyer Party (a “Third Party Claim”, as the case may be, shall be made in accordance with the following procedures. A Party entitled to indemnification under this Article VII (an “Indemnified Party”) shall give prompt written notification to the Party from whom indemnification is sought (the “Indemnifying Party”) of the commencement of any Proceeding relating to a Third Party Claim for which indemnification may be sought or, if earlier, upon the potential assertion of any such claim by a third party; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is materially prejudiced. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, the Indemnifying Party may, upon written notice thereof to the Indemnified Party within 30 days of the receipt of such notice from the Indemnified Party, assume control of the defense of such Proceeding or claim with counsel reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party shall not have the right to assume the defense of the Third Party Claim if (i) any such claim seeks, in addition to or in lieu of monetary losses, any injunctive or other equitable relief, (ii) settlement of, or an adverse judgment with respect to, the Third Party Claim may establish (in the good faith judgment of the Indemnified Party) a precedential custom or practice adverse to the business interests of the Indemnified Party, or (iii) WFF (or any of its Affiliates or any syndicate member to the credit facility provided by WFF or its Affiliates to Buyer) is the third party making such Third Party Claim; provided further, that if the potential Losses pursuant to the claim exceed the amount of remaining indemnification available hereunder, the Indemnified Party shall not be required to cede control of the defense of such claim to the Indemnifying Party because the potential loss to the Indemnified Party exceeds the amount of indemnification thereunder. If the Indemnifying Party is unable to assume control of the defense of the Third Party Claim because such claim relates to any of the matters described in subsection 7.4(a)(i)-(iii) herein, the Indemnifying Party may participate in such defense at its own expense. If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense at the expense of the Indemnifying Party. The Party not controlling such defense may participate therein at its own expense; provided that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice from counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such Proceeding or claim, the reasonable fees and expenses of such separate counsel to the Indemnified Party shall be paid by the Indemnifying Party; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel per jurisdiction for all Indemnified Parties. The Party controlling such defense shall keep the other Party advised of the status of such Proceeding or claim and the defense thereof and shall consider recommendations made by the other Party with respect thereto. The Indemnified Party shall not agree to any settlement of such Proceeding or claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld or delayed). The Indemnifying Party shall not agree to any settlement of such Proceeding or claim that does not include a complete release of the Indemnified Party from all Liability with respect thereto without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld or delayed. Any Losses for which an Indemnified Party is entitled to indemnification hereunder shall be promptly paid as suffered, incurred or accrued.

(b) Procedure for Other Claims. An Indemnified Party wishing to assert a claim for indemnification under this Article VII which is not subject to Section 7.4(a) shall deliver to the Indemnifying Party a prompt written notice (a “Claim Notice”) which contains (i) a description and the amount (the “Claimed Amount”) of any Losses incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under this Article VII and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Losses. Within 60 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party to the Indemnified Party of the Claimed Amount, by check or by wire transfer), or (ii) contest that the Indemnified Party is entitled to receive the Claimed Amount in whole or in part. If the Indemnifying Party in such response contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall, prior to taking any other action, first attempt to resolve such dispute in accordance with the provisions of Section 8.8. As a condition to any payment by the Indemnifying Party, the Indemnified Party shall assign to the Indemnifying Party all of its rights with respect to the subject matter of the claim or otherwise make arrangements reasonably satisfactory to the Indemnifying Party to provide that the Indemnifying Party is subrogated to such rights.

7.5 Determination of Losses. For Tax purposes, the Parties shall treat all indemnification payments under this Article VII as adjustments to the Purchase Price. In addition, the Losses for which indemnification is being provided pursuant to this Article VII shall be determined based on the principles of causality, sufficiency of proof and reasonable foreseeability that are customarily applied by a court in the United States in determining the damages recoverable by a party in a breach of contract action.

7.6 Exclusive Remedy. Except with respect to each Party’s right to the Closing deliverables (including, without limitation, the payment of the Purchase Price and any adjustment or reduction thereto and, including without limitation, transfer of the Acquired Assets) set forth in Article II hereof, the rights and obligations of the Parties under this Article VII are the exclusive rights and obligations of the Parties with respect to the transactions contemplated by this Agreement, including, without limitation, any breach of any representation, warranty, covenant or agreement in this Agreement, and shall be in lieu of any other rights or remedies to which the Party entitled to indemnification hereunder would otherwise be entitled as a result of such breach, excluding for all purposes, however, an action by any Party (a) seeking equitable relief, or (b) for willful misconduct or fraud against any other Party.

ARTICLE VIII

MISCELLANEOUS

8.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable Legal Requirements or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its commercially reasonable efforts to advise the other Party prior to making the disclosure). With respect to the first press release or public announcement to be made after the Closing, the parties shall cooperate in good faith prior to such announcement.

8.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

8.3 Entire Agreement; Succession and Assignment. This Agreement, the schedules and exhibits hereto, and the documents and instruments and other agreements among the Parties hereto referenced herein: (a) constitute the entire agreement among the Parties with respect to the respective subject matters hereof and thereof and supersede in their entirety any prior or contemporaneous oral or written discussions, negotiations, agreements or understandings between or among the Parties with respect to such subject matter; (b) are not intended to and shall not confer upon any other Person not a signatory hereto (including, any such Persons listed on any exhibits or schedules attached hereto) any rights or remedies hereunder; and (c) may not be assigned without the prior written consent of each other Party hereto, and any purported assignment in violation of this requirement shall be null and void ab initio. Subject to the preceding sentence, this Agreement shall be binding on and inure to the benefit of, and is enforceable by, the respective Parties hereto and their respective successors, permitted assigns, heirs, executors and administrators. Seller hereby acknowledges and consents to any mortgage, pledge, assignment and grant of a security interest (the “Pledge”) by Fabrik and Buyer in favor of Wells Fargo Foothill, Inc. (“Agent”) for the benefit of itself and the Lenders (as defined in the Credit Agreement referred to below) pursuant to the Credit Agreement dated on or about the date hereof (as may be amended from time to time, the “Credit Agreement”) by and among Fabrik, Buyer, the Lenders signatory thereto and Agent, or pursuant to any of the Loan Documents (as defined in the Credit Agreement and as may be amended from time to time), of all right, title and interest of Fabrik and Buyer in, to and under this Agreement and the Transition Services Agreement. Seller further acknowledges and agrees that (i) neither Fabrik nor Buyer has delegated any of its duties under this Agreement or the Transition Services Agreement to the Agent or the Lenders pursuant to this Section 8.3 or the Pledge, and neither the Agent nor the Lenders shall have, incur or assume any liability hereunder or thereunder merely by virtue of the Pledge, and (ii) the Agent, acting on behalf of the Lenders, may enforce any rights and obligations owing to Buyer by Seller hereunder, subject to the requirements of applicable law. In addition, Seller acknowledges that Fabrik and Buyer have irrevocably assigned to Agent the immediate right to receive, directly from Seller and as Agent may direct, any and all payments, proceeds, monies, damages and awards payable to Fabrik or Buyer by Seller under the Transition Services Agreement or this Agreement (including in connection with rights to indemnification or the exercise of rights and remedies with respect to any breach of this Agreement or the Transition Services Agreement by Seller).

8.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

8.5 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

8.6 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given three (3) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent by overnight courier, postage prepaid, in each case and addressed to the intended recipient as set forth below:

If to Seller:	SimpleTech, Inc. 3001 Daimler Street Santa Ana, CA 92705 Attn: Manouch Moshayedi Fax: (949) 417-0609	Copy to:	Reed Smith LLP 599 Lexington Avenue, 29th Flr. New York, NY 10022 Attn: Mark G. Pedretti, Esq. Fax: (212) 521-5450

If to Buyer:	Fabrik, Inc. 1875 South Grant Street Suite 520 San Mateo, CA 94402 Attention: Chief Executive Officer and Chief Financial Officer Fax: (650) 356-0365	Copy to:	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 155 Constitution Drive Menlo Park, California 94025 Attention: Craig M. Schmitz, Esq. Fax: (650) 321-2800

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, facsimile, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

8.7 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

8.8 Dispute Resolution. Except with respect to Section 2.5, if a material dispute arises out of or relates to this Agreement the Parties agree first to try in good faith to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures for a period not to exceed 45 days; provided however, nothing herein shall be construed to limit the rights and remedies otherwise available to any Party.

8.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties hereto. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

8.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

8.11 Expenses. Each of Fabrik, Buyer and Seller will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

8.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant. The term “made available,” (i) prior to the Closing Date shall mean items, documents, materials and other data deposited into the online data room operated by Deal Interactive which is accessible to Buyer or its representatives or physically provided to Buyer or its representatives, including Gunderson Dettmer Stough and (ii) on the Closing Date shall mean physically delivered to Buyer or its representatives at a location and pursuant to procedures reasonably specified by Buyer.

8.13 Disclosure Schedule. Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Disclosure Schedule identifies the exception with sufficient particularity. Each exception set forth in Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section or subsection of this Agreement but may also relate to other sections or subsections of this Agreement to the extent it is reasonably apparent from a reading of such response that it also qualifies or applies to such other sections or subsections of this Agreement. Nothing in the Disclosure Schedule constitutes an admission of any liability or obligation of Seller to any third party, nor an admission against Seller’s interest to any third party. The inclusion of any information in the Disclosure Schedule does not constitute an admission that such information is material.

8.14 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

8.15 Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 8.16 below), in addition to any other remedy to which it may be entitled, at law or in equity.

8.16 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in Orange County, California in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each Party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Nothing in this Section 8.16, however, shall affect the right of any Party to serve legal process in any other manner permitted by law or in equity. Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or in equity.

8.17 Tax Matters.

(a) Seller will be responsible for the preparation and filing of all Tax Returns of Seller for all periods ending on or before, or that include, the Closing Date and that have not been filed prior to the Closing Date (including the consolidated, unitary, and combined Tax Returns for Seller which include the operations of Seller and Seller’s Subsidiaries). Seller will make all payments required with respect to any such Tax Return.

(b) Buyer shall timely pay all Transfer Taxes required to be paid in connection with the transactions contemplated by this Agreement, provided, however, that Seller shall use its commercially reasonable efforts after the Closing to cooperate with Buyer to minimize the Transfer Taxes that are required to be paid as a result of the transaction contemplated herein, including, without limitation, accepting delivery of any resale certificate delivered by Buyer to Seller with respect to any Acquired Assets. Buyer shall prepare and timely file all Tax Returns required to be filed in connection with any such Transfer Taxes and provide copies of all such Tax Returns to Seller no later than 5 days prior to the due date of such Tax Returns; if Seller is required by law to execute any such Tax Return, such Tax Return shall be subject to the consent of Seller, which consent shall not be unreasonably withheld or delayed. To the extent required by law, Seller shall join in the execution of any such Tax Return.

(c) All property, ad valorem and similar Taxes imposed on or with respect to the Acquired Assets on a periodic basis (“Periodic Taxes”) relating to periods beginning on or before and ending after the Closing Date shall be allocated to (i) Seller, in an amount equal to the product of such Periodic Taxes for the entire period and a ratio, the numerator of which the number of days in such period ending on the Closing Date and the denominator of which is the number of days in the entire period and (ii) Buyer, in an amount equal to the product of such Periodic Taxes for the entire period and a ratio, the numerator of which the number of days in such period beginning the day after the Closing Date and the denominator of which is the number of days in the entire period. Subject to the last sentence set forth in this Section 8.17(c), Seller shall, upon the written request of Buyer, promptly pay the portion of any Periodic Taxes then due and owing that are allocated to Seller pursuant to this Section 8.17(c). Such written request shall include evidence reasonably satisfactory to Seller that such amount is due and owing and a calculation of the portion of such Periodic Taxes that are the responsibility of Seller pursuant to this Section 8.17(c). In the event Seller disagrees with any information or calculation set forth in such notice, such dispute shall be settled by an independent accounting firm mutually selected by Buyer and Seller in accordance with the procedures set forth in Section 2.8 of this Agreement. Notwithstanding anything to the contrary herein, in the event of a dispute as to the portion of any Periodic Taxes due and owing that are the responsibility of Seller hereunder, the amount finally determined to be the responsibility of Seller pursuant to this Section 8.17(c) shall be paid promptly following the final resolution of such dispute in accordance with this Section 8.17(c).

(d) Seller and Buyer shall (i) each provide the other with such assistance as may reasonably be requested by them in connection with the preparation of any Tax Returns relating to the Acquired Assets, or in connection with any audit or other examination by any taxing authority or any judicial or administrative proceedings relating to liability for Taxes relating to the Acquired Assets, (ii) each retain and provide the other, with any records or other information which may be relevant to any such Tax Return, audit or examination, proceeding or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required by be shown on any Tax Return relating to the Acquired Assets of the other for any period. Without limiting the generality of the foregoing, Seller and Buyer shall retain, until the applicable statute of limitations (including any extensions) have expired, copies of all Tax Returns relating to the Acquired Assets, supporting work schedules and other records or information which may be relevant to such Tax Returns for all tax periods or portions thereof ending before or including the Closing and shall not destroy or otherwise dispose of any such records without first providing the other Party with a reasonable opportunity to review and copy the same.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on as of the date first above written.

Fabrik, Inc.

By:	/s/ Michael D. Cordano
Name:	Michael D. Cordano
Title:	Chief Executive Officer

Fabrik Acquisition Corp.

By:	/s/ Michael D. Cordano
Name:	Michael D. Cordano
Title:	Chief Executive Officer

SimpleTech, Inc.

By:	/s/ Manouch Moshayedi
Name:	Manouch Moshayedi
Title:	Chief Executive Officer

SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT

SCHEDULE I (CERTAIN DEFINED TERMS)

“Accounts Payable” means the accounts payable set forth on Schedule II.

“Accounts Receivable” means the accounts receivable set forth on Schedule 2.1(b).

“Accrued Expenses” means the accrued expenses set forth on Schedule III.

“Acquired Assets” means the assets in Section 2.1.

“Adjustment Period” has the meaning in Section 2.5(b)(ii).

“Affiliate” means, as to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of such Person.

“Agent” has the meaning set forth in Section 8.3.

“Allocation Schedule” has the meaning set forth in Section 2.8.

“Ancillary Records” means books, records, ledgers, files, papers, documents, correspondence, lists, advertising and promotional materials, studies, reports, and other materials (whether in electronic form, written or printed), customer and supplier lists and contact information, the data, content, graphics, text, databases, and other materials on the Seller’s websites primarily used by Seller in or with respect to the Division, but not the hardware systems upon which such information resides.

“Approval Notice” has the meaning set forth in Section 2.5(b)(ii).

“Assignment Consent” has the meaning set forth in Section 6.4.

“Assumed Contracts” has the meaning set forth in Section 2.1(c).

“Assumed Liabilities” means (i) the Accounts Payable and Accrued Expenses set forth on the Estimated Statement of Transferred Balance Sheet Accounts, (ii) except as provided in Section 6.4, all obligations of Seller arising under the Assumed Contracts arising from and after the Closing Date (excluding Liabilities relating to any breach or default of any Assumed Contract prior to the Closing Date and all Liabilities and obligations accruing under the Assumed Contracts prior to the Closing Date), (iii) all Liabilities and obligations related to any Product warranty claims (including any Proceedings for Product warranty claims) from the sale or distribution of Products (including Products included in Inventory) by Seller prior to the Closing Date or by Buyer or Fabrik on or after the Closing Date, and (iv) all Liabilities (excluding for all purposes legal fees and costs of defense) under the HDD Lawsuit solely to the extent that they are related to any Products (including Products included in Inventory) sold or put into the stream of commerce by Buyer or Fabrik on or after the Closing Date.

“Authorizations” has the meaning set forth in Section 3.29.

“Books and Records” means all information contained in the books, records and ledgers of Seller primarily related to the Division, the Acquired Assets or the Assumed Liabilities, each regardless of form whatsoever, tangible or intangible, written, electronic or otherwise, but not the hardware systems upon which such information resides.

“Buyer” has the meaning set forth in the introductory paragraph of the Agreement.

“CAL WARN” has the meaning set forth in Section 5.3.

“Carved-out Divisional Financial Statements” has the meaning set forth in Section 3.6(b).

“Cash” means U.S. dollars in immediately available funds.

“Claim Amount” has the meaning set forth in Section 7.4(b).

“Claim Notice” has the meaning set forth in Section 7.4(b).

“Closing” has the meaning set forth in Section 2.6.

“Closing Date” has the meaning set forth in Section 2.6.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any information concerning the businesses and affairs of either Party (and with respect to the Confidential Information of Buyer, all information related to the Acquired Assets or the operation of the Division) that is not already generally available to the public. Confidential Information shall not include any information which is or falls into the public domain without a breach of this Agreement or the other Transaction Agreements or any information required to be disclosed by a Party under any Legal Requirement.

“Contract” means any note, bond, mortgage, indenture, guarantee, license, agreement, arrangement, contract, commitment, lease, franchise or other instrument or obligation (whether oral or written).

“Credit Agreement” has the meaning set forth in Section 8.3.

“Disclosure Schedule” has the meaning set forth in the first paragraph of Article III.

“Dispute Notice” has the meaning set forth in Section 2.5(b)(ii).

“Division” has the meaning set forth in the recitals.

“Employee” means any current employee or officer of Seller or any Affiliate employed to perform services principally related to the Division.

“Employee Agreement” means each management, employment, severance, change-in-control, consulting, retirement, retention, relocation, termination, repatriation, expatriation, visa, work permit or other similar agreement, contract or understanding between Seller or any Affiliate and any Employee or consultant of the Seller providing service principally related to the Division.

“Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA Section 3(3)) and any other employee benefit plan, program or arrangement of any kind including, without limitation: (1) any profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, or (2) any plan, agreement or arrangement providing for “fringe benefits” or perquisites to employees, officers, directors or agents, including but not limited to benefits relating to Seller automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, medical, dental, hospitalization, life insurance and other types of insurance.

“Encumbrance” means any lien, security interest, option, pledge, right of first refusal, claim, easement, mortgage, charge, indenture, deed of trust, right of way, restriction on the use of real property, encroachment, license to third parties, lease to third parties, security agreement, or any other encumbrance or other restriction or limitation on the use of real or personal property or irregularity in title thereto.

“Estimated Closing Net Working Capital” shall have the meaning set forth in Section 2.5(a)(ii).

“Estimated Statement of Transferred Balance Sheet Accounts” has the meaning set forth in Section 2.5(a)(ii).

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.3.

“Final Closing Net Working Capital” shall have the meaning set forth in Section 2.5(b)(iv).

“Final Statement of Transferred Balance Sheet Accounts” has the meaning set forth in Section 2.5(b)(iv).

“Financial Statements” has the meaning set forth in Section 3.6(a).

“FIRPTA Affidavit” has the meaning set forth in Section 2.7(d).

“GAAP” means U.S. generally accepted accounting principals.

“Governmental Entity” shall mean any federal, state, local or foreign government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority, instrumentality, commission or agency, domestic or foreign.

“HDD Lawsuit” shall mean that certain class action lawsuit against Seller entitled “Boris Brand v. SimpleTech, Inc.” filed on October 6, 2006 in the Superior Court for the State of California, County of Los Angeles (Case No. 80360001) (as further described in the Disclosure Schedule).

“Indemnified Buyer Party” has the meaning set forth in Section 7.2(b).

“Indemnified Seller Party” has the meaning set forth in Section 7.2(a).

“Indemnified Party” has the meaning set forth in Section 7.4(a).

“Indemnifying Party” has the meaning set forth in Section 7.4(a).

“Indemnity Agreement” shall mean that certain Consigned Inventory Indemnity Agreement, of even date herewith, by and among Seller, WFF and Buyer.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, provisional patent applications, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, divisions, extensions, renewals and reexaminations thereof (“Patents”), (b) all trademarks, service marks, trade dress, logos, slogans, trade names, product names, and corporate names, and including all goodwill associated therewith (“Trademarks”), Internet domain names, and all applications, registrations, and renewals in connection with any of the foregoing, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith (“Copyrights”), (d) all trade secrets and confidential or proprietary business information, including, without limitation, research and development, know-how, technology, techniques, formulas, algorithms, routines, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals, (e) computer software (including source code, executable code, applets, interfaces, scripts, screen designs, menus and menu structures, design and programming tools, data, databases and related documentation) (“Software”), (f) all other proprietary rights including sui generis database rights and moral rights, and (g) all copies and tangible embodiments thereof (in whatever form or medium).

“Inventory” means all inventory, wherever located, primarily used or useable in the Division including inventory, inventory consigned to third parties, merchandise, goods and other personal property that are held by or on behalf of Seller for sale or lease or are furnished or are to be furnished under a service contract, or that constitute raw materials, work in process, finished goods, returned goods, spare parts, or materials or supplies of any kind, nature or description used or consumed or to be used or consumed in the Division or in the processing, production, packaging, promotion, delivery or shipping of the same.

“Knowledge” when used in the phrase “Seller’s Knowledge” or similar phrases, means the actual knowledge of Manouch Moshayedi, Mike Moshayedi, Mark Moshayedi, Dan Moses and Luis Morales, including, solely with respect to Seller’s commercial transactions and litigation, such knowledge after reasonable inquiry of Houman Fakhimi and Rachelle Shakoori, Seller’s in-house legal counsel on such commercial transactions and litigation.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, ordinance, code, order, edict, decree, treaty, rule, regulation, permit, ruling or requirement (licensing or otherwise) issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liability” or “Liabilities” means, with respect to any Person, any liability or obligation of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of that Person or is disclosed on any Schedule or Exhibit hereto.

“Losses” means damages, dues, penalties, fines, costs, amounts paid in pursuit of remedies, defenses or settlement, Liabilities, obligations, losses, diminution of value, expenses and fees (including court costs, costs of investigation and reasonable attorneys’ fees and expenses) of any nature (whether or not involving a third-party claim).

“Material Adverse Effect” means any event or circumstance that has or causes a material adverse effect on the condition (financial or otherwise), assets (including intangible assets), Liabilities or operations of the Division taken as a whole.

“Net Working Capital” means the amount calculated (as of 11:59 pm, Pacific Standard Time, on the day immediately prior to the Closing Date) by subtracting (a) the Accounts Payable and Accrued Expenses from (b) the Inventory and Accounts Receivable included in the Acquired Assets, where such Inventory and Accounts Receivable are calculated in accordance with GAAP, applied on a consistent basis with Seller’s prior practices, including all reserve and adjustment calculations.

“Neutral Auditor” has the meaning set forth in Section 2.5(b)(iii).

“Neutral Auditor Determination” has the meaning set forth in Section 2.5(b)(iii).

“Non-Assignable Asset” has the meaning set forth in Section 6.4.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Party” or “Parties” shall mean the Buyer, Fabrik and/or the Seller, as applicable.

“Periodic Taxes” shall have the meaning set forth in Section 8.17(c).

“Permitted Encumbrances” means Encumbrances (excluding any Encumbrances that are not material and should have been accrued for prior to the Closing Date) that are (a) mechanics’, carriers’, workers’, warehouseman’s, materialman’s, repairman’s or other Encumbrances arising or incurred in the Ordinary Course of Business with respect to charges not yet due and payable, (b) Encumbrances for Taxes which are not yet due and payable, (c) any minor imperfection of title or similar Encumbrance which does not materially impair the value of the property subject to such Encumbrance or the use of such property or (d) any Encumbrances listed on Schedule IV.

“Person” means an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

“principally related to the Division” means, in respect of any asset or other object of such phrase, that such asset or other object (a) primarily arose out of or is derived from the Division or (b) is otherwise more closely connected or associated with the Division than the other divisions operated by Seller.

“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

“Products” means any and all hardware and software that is or has been distributed by Seller and its predecessor primarily relating to the Division, and any similar products developed or under development by Seller primarily relating to the Division as of the date of the Agreement, and all documentation, packaging materials, promotional materials, and training materials and the like relating to any of the foregoing (for purposes of clarity, “Products” do not include the products in the Excluded Assets).

“Promissory Note” shall have the meaning set forth in Section 2.4(b).

“Purchase Price” shall mean the consideration set forth in Sections 2.4 for the purchase of the Acquired Assets.

“PWC” means PricewaterhouseCoopers LLP.

“Registered Intellectual Property” means all rights in Intellectual Property owned by the Seller and included within the Acquired Assets that are registered or issued under the authority of, with or by any Governmental Entity, including all United States and foreign Patents, registered Copyrights and registered Trademarks, and Internet domain names, and all applications and registrations for any of the foregoing.

“Remaining Disputed Amount” has the meaning set forth in Section 2.5(b)(iii).

“Resolution Date” has the meaning set forth in Section 2.4(b)(iv).

“Resolution Period” has the meaning set forth in Section 2.5(b)(iii).

“Seller” has the meaning set forth in the recitals to the Agreement.

“Subsidiary” means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

“Tax” means (A) any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and (B) any liability for the payment of any amounts of the type described in (A) as a result of being a member of an affiliated, consolidated, combined, unitary or other group for any taxable period.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction(s)” means the transactions contemplated by the Agreement.

“Transaction Agreements” shall mean this Agreement and any agreement delivered in connection therewith and the Transition Services Agreement.

“Transferred Employees” has the meaning set forth in Section 5.1.

“Transfer Taxes” means all federal, state, local or foreign sales, use, transfer, real property transfer, mortgage recording, real property gains, stamp duty, capital, value-added, goods and services, or similar taxes that may be imposed in connection with the direct or indirect transfer of the Acquired Assets or the Division, assumption of the Assumed Liabilities, in each case, together with any interest, additions to tax or penalties with respect thereto and any interest in respect of such additions to tax or penalties.

“Transition Services Agreement” shall mean the Transition Services Agreement in substantially the form attached hereto as Exhibit D.

“Unaudited Financial Statements” has the meaning set forth in Section 3.6(a).

“Updated Closing Net Working Capital” has the meaning set forth in Section 2.5(b)(i).

“Updated Statement of Transferred Balance Sheet Accounts” has the meaning set forth in Section 2.5(b)(i).

“WARN” has the meaning set forth in Section 5.1

“WFF” means Wells Fargo Foothill, Inc.